

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
November 5, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

This Amendment amends the current report on Form 8-K filed by Home Properties, Inc. on November 5, 2004, to furnish (not file) the supplemental information to the Press Release of November 4, 2004, relating to third quarter 2004 results.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c.   Exhibit

Exhibit 99.1 Supplemental information to Press Release of November 4, 2004, relating to third quarter 2004 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 9, 2004   HOME PROPERTIES, INC.
                                            (Registrant)

                                            By: /s/ David P. Gardner
                                                   David P. Gardner, Executive Vice President
                                                   and Chief Financial Officer



HOME PROPERTIES

3Q 2004 Conference Call
11:00 AM ET, Friday, 11/5/2004
Dial **800-547-9328** for Q&A
(International 212-748-2745)

Webcast:	Via Web site, homeproperties.com, in the "Investors" section under "Financial Information"
Question & Answer:	You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Summary of Recent Acquisitions
6. Summary of Recent Sales
7. Breakdown of Owned Units by Market
8. Debt Summary Schedule
9. Net Asset Value Calculation
10. Capital Expenditure and Adjusted NOI Summary
11. 2004 Earnings Guidance
12. Reconciliation of FIN 46 Consolidation – Balance Sheet

Audio Replay:	800-633-8284 (International for audio replay 402-977-9140)
Audio Replay Passcode:	21164174

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
homeproperties.com

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		THIRD QUARTER 2004			**Q3 '04 versus Q3 '03**					
					% Growth					
	# of	**Date**	**Q3 '04**	**Q3 '04**	**Year Ago**	**Rental**	**Rental**	**NOI**	**Q3 '04**	**%**
	Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**% NOI w/ G&A**	**#Units**
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 991	89.5%	91.3%	0.4%	-1.6%	-11.4%		
Brittany Place	591	8/22/2002	$ 1,043	93.7%	94.8%	6.1%	4.9%	-0.2%		
Canterbury Apartments	618	7/16/1999	$ 820	92.0%	94.2%	6.3%	3.7%	7.2%		
Country Village	344	4/30/1998	$ 784	95.6%	95.5%	4.3%	4.5%	-0.4%		
Falcon Crest	396	7/16/1999	$ 863	92.1%	93.3%	5.1%	3.8%	1.1%		
Fenland Field	234	8/1/2001	$ 1,010	92.2%	92.8%	4.0%	3.4%	-8.6%		
Gateway Village	132	7/16/1999	$ 1,118	93.7%	89.8%	4.8%	9.4%	18.5%		
Mill Towne Village Apts	384	5/31/2001	$ 769	94.5%	90.9%	5.0%	9.1%	13.0%		
Morningside Heights	1,050	4/30/1998	$ 784	93.0%	91.6%	2.8%	4.4%	6.6%		
Owings Run	504	7/16/1999	$ 973	92.1%	89.7%	1.2%	3.9%	5.0%		
Selford Townhomes	102	7/16/1999	$ 1,145	91.9%	93.1%	5.4%	4.1%	-3.0%		
Shakespeare Park	84	7/16/1999	$ 807	93.1%	98.9%	42.7%	34.3%	65.2%		
Timbercroft Townhomes	284	7/16/1999	$ 737	100.0%	98.8%	5.7%	8.3%	16.4%		
Village Square Townhomes	370	7/16/1999	$ 991	95.2%	94.9%	5.8%	6.1%	6.6%		
Woodholme Manor	176	3/31/2001	$ 706	94.9%	92.3%	7.5%	10.5%	19.7%		
Total Baltimore Region	6,235		$ 893	92.9%	92.8%	4.1%	4.3%	2.5%	15.0%	14.6%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,314	92.0%	94.9%	8.2%	4.9%	2.2%		
Stone Ends	280	2/12/2003	$ 1,190	93.8%	93.6%	1.7%	1.9%	-7.7%		
The Village at Marshfield	276	3/17/2004	$ 1,059	96.1%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,230	93.2%	94.5%	6.4%	4.1%	-0.8%	4.1%	2.9%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 669	97.1%	98.6%	3.4%	1.8%	-1.1%		
Idylwood	720	1/1/1995	$ 668	93.6%	93.3%	4.3%	4.7%	4.3%		
Paradise Lane	324	10/15/1997	$ 696	93.5%	94.8%	2.2%	0.7%	-0.7%		
Raintree Island	504	8/4/1994	$ 728	93.6%	94.2%	3.3%	2.7%	-12.8%		
Total Buffalo Region	1,644		$ 692	93.8%	94.2%	3.5%	3.1%	-2.4%	2.2%	3.8%
Connecticut Region										
Apple Hill	498	3/27/1998	$ 1,043	93.3%	94.3%	0.8%	-0.3%	-1.2%		
Total Connecticut Region	498		$ 1,043	93.3%	94.3%	0.8%	-0.3%	-1.2%	1.3%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 792	92.9%	92.2%	6.6%	7.4%	18.7%		
Total Delaware Region	432		$ 792	92.9%	92.2%	6.6%	7.4%	18.7%	0.9%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 752	92.8%	92.2%	-0.1%	0.6%	10.5%		
Carriage Hill - MI	168	9/29/1998	$ 779	95.5%	93.1%	-1.2%	1.4%	6.5%		
Carriage Park	256	9/29/1998	$ 738	93.7%	93.8%	0.3%	0.1%	14.5%		
Charter Square	492	10/29/1997	$ 857	93.2%	93.2%	0.3%	0.3%	4.9%		
Cherry Hill Club	165	7/7/1998	$ 643	89.0%	89.0%	-6.1%	-6.1%	-10.2%		
Cherry Hill Village	224	9/29/1998	$ 704	95.7%	92.2%	-0.1%	3.7%	8.3%		
Deerfield Woods	144	3/22/2000	$ 804	90.1%	93.7%	-1.2%	-4.9%	-3.7%		
Fordham Green	146	10/29/1997	$ 891	91.8%	89.5%	0.3%	2.9%	5.2%		
Golfview Manor	44	10/29/1997	$ 599	91.0%	89.0%	1.9%	4.2%	47.4%		
Greentrees	288	10/29/1997	$ 656	82.7%	88.1%	-1.1%	-7.1%	-4.9%		
Hampton Court	182	9/30/2000	$ 670	82.3%	86.3%	-0.9%	-5.5%	-13.0%		
Kingsley	328	10/29/1997	$ 673	92.1%	92.2%	-0.7%	-0.8%	9.3%		
Macomb Manor	217	3/22/2000	$ 699	90.9%	94.6%	1.4%	-2.6%	-3.6%		
Oak Park Manor	298	10/29/1997	$ 842	88.7%	90.5%	1.6%	-0.4%	0.9%		
Parkview Gardens	484	10/29/1997	$ 647	82.7%	85.0%	0.3%	-2.3%	1.6%		
Scotsdale	376	11/26/1997	$ 671	91.9%	91.4%	-3.2%	-2.7%	-0.5%		
Southpointe Square	224	10/29/1997	$ 644	91.1%	90.8%	-1.2%	-0.9%	32.6%		
Springwells Park	303	4/8/1999	$ 989	87.1%	90.3%	1.4%	-2.2%	-0.9%		
Stephenson House	128	10/29/1997	$ 668	96.4%	89.7%	-0.2%	7.3%	48.9%		
The Lakes	434	11/5/1999	$ 869	88.9%	90.1%	-2.4%	-3.6%	-2.5%		
Woodland Gardens	337	10/29/1997	$ 737	91.2%	95.7%	1.2%	-3.5%	0.9%		
Total Detroit Region	5,574		$ 751	90.1%	91.1%	-0.4%	-1.5%	3.7%	8.9%	13.0%
Florida Region										
The Hamptons	668	7/7/2004	$ 857	90.7%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 915	92.3%	n/a	n/a	n/a	n/a		
Total Florida Region	836		$ 913	92.3%	n/a	n/a	n/a	n/a	1.6%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,224	94.6%	96.1%	4.6%	2.9%	2.9%		
Cornwall Park	75	7/17/1996	$ 1,609	94.5%	97.1%	-1.3%	-3.9%	-8.1%		
Lakeshore Villas	152	7/17/1996	$ 1,032	92.1%	95.7%	6.0%	2.1%	5.4%		
Patricia	100	7/7/1998	$ 1,308	93.6%	96.3%	6.6%	3.7%	-7.8%		
Sherwood Consolidation	224	10/11/2002	$ 1,011	96.9%	97.2%	12.8%	12.4%	22.4%		
Sunset Gardens	217	7/17/1996	$ 891	95.8%	96.9%	5.7%	4.4%	14.9%		
Total Hudson Valley Region	908		$ 1,101	94.8%	96.6%	6.3%	4.3%	5.8%	2.5%	2.1%

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		THIRD QUARTER 2004				Q3 '04 versus Q3 '03				
						% Growth				
	# of Apts.	Date Acqu.	Q3 '04 Rent/Mo.	Q3 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q3 '04 % NOI w/ G&A	% #Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 851	90.9%	92.0%	1.1%	-0.1%	0.1%		
Courtyards Village	224	8/29/2001	$ 762	94.4%	95.4%	-1.0%	-2.1%	-3.3%		
Cypress Place	192	12/27/2000	$ 884	95.1%	93.8%	-0.8%	0.6%	4.7%		
The Colony	783	9/1/1999	$ 829	95.0%	93.7%	0.1%	1.4%	-2.0%		
The New Colonies	672	6/23/1998	$ 677	92.8%	89.5%	-5.0%	-1.4%	2.6%		
Total Illinois Region	2,242		$ 785	93.7%	92.5%	-1.3%	0.0%	0.1%	3.8%	5.2%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,113	96.4%	92.0%	4.3%	9.2%	12.3%		
Cambridge Village	82	3/1/2002	$ 1,365	97.3%	98.7%	9.7%	8.1%	13.9%		
Coventry Village	94	7/31/1998	$ 1,307	91.4%	96.3%	3.9%	-1.4%	-4.6%		
Devonshire Hills	297	7/16/2001	$ 1,660	94.4%	92.1%	-1.9%	0.5%	-7.4%		
East Winds	96	11/1/2000	$ 1,092	93.9%	95.6%	3.8%	2.0%	-5.5%		
Hawthorne Court	434	4/4/2002	$ 1,278	92.9%	91.3%	5.3%	7.2%	0.5%		
Heritage Square	80	4/4/2002	$ 1,352	96.9%	97.4%	9.1%	8.6%	2.1%		
Holiday Square	143	5/31/2002	$ 919	98.0%	98.4%	1.6%	1.1%	-8.2%		
Lake Grove Apartments	368	2/3/1997	$ 1,351	93.3%	94.5%	3.1%	1.8%	-2.9%		
Maple Tree	84	11/1/2000	$ 1,119	89.9%	92.6%	0.9%	-2.0%	-1.1%		
Mid- Island Estates	232	7/1/1997	$ 1,172	95.3%	98.4%	6.1%	2.7%	-1.4%		
Rider Terrace	24	11/1/2000	$ 1,168	97.1%	97.4%	6.9%	6.6%	8.5%		
South Bay Manor	61	9/11/2000	$ 1,490	96.9%	97.9%	9.0%	7.8%	9.8%		
Southern Meadows	452	6/29/2001	$ 1,320	93.5%	96.2%	1.3%	-1.6%	-1.2%		
Stratford Greens	359	3/1/2002	$ 1,356	95.2%	94.5%	2.8%	3.5%	-5.6%		
Terry Apartments	65	11/1/2000	$ 1,101	87.8%	91.7%	3.6%	-0.8%	-9.7%		
Westwood Village Apts	242	3/1/2002	$ 1,996	94.9%	96.8%	10.3%	8.1%	-0.4%		
Woodmont Village Apts	96	3/1/2002	$ 1,211	93.4%	95.6%	5.1%	2.7%	-7.5%		
Yorkshire Village Apts	40	3/1/2002	$ 1,397	99.6%	98.7%	6.0%	7.0%	5.2%		
Total Long Island Region	3,409		$ 1,349	94.3%	94.9%	3.9%	3.3%	-2.0%	12.1%	8.0%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 717	97.4%	97.3%	5.9%	6.0%	5.5%		
Redbank Village	500	7/7/1998	$ 777	92.1%	92.0%	3.4%	3.4%	-2.0%		
Total Maine Region	595		$ 767	92.9%	92.8%	3.7%	3.8%	-0.9%	1.2%	1.4%
New Jersey Region										
Chatham Hill Apartments	308	1/30/2004	$ 1,422	91.2%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,343	96.8%	96.4%	6.1%	6.6%	12.8%		
Fairmount Apartments	54	1/30/2004	$ 749	96.1%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 879	98.8%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,148	96.0%	97.8%	7.2%	5.2%	2.9%		
Northwood Apartments	134	1/30/2004	$ 1,113	95.4%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,641	94.3%	98.8%	4.6%	-0.2%	-8.2%		
Pleasant View	1,142	7/7/1998	$ 1,002	93.9%	92.8%	2.7%	4.0%	0.7%		
Pleasure Bay	270	7/7/1998	$ 938	95.2%	95.2%	9.4%	9.3%	10.5%		
Regency Club	372	9/24/2004	$ 1,072	97.5%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,042	93.9%	96.6%	2.7%	-0.2%	-5.5%		
Wayne Village	275	7/7/1998	$ 1,157	97.5%	95.0%	6.2%	9.0%	5.5%		
Windsor Realty	67	7/7/1998	$ 1,056	97.9%	96.5%	4.9%	6.5%	5.0%		
Total New Jersey Region	3,426		$ 1,085	94.4%	94.8%	4.1%	4.1%	0.6%	8.8%	8.0%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 811	93.3%	98.6%	7.1%	1.3%	-6.0%		
Castle Club	158	3/15/2000	$ 884	92.8%	97.5%	7.0%	1.9%	-8.6%		
Cedar Glen	110	3/3/1998	$ 666	91.9%	92.5%	8.4%	7.7%	29.1%		
Chesterfield	247	9/23/1997	$ 867	94.8%	93.8%	3.6%	4.6%	11.8%		
Curren Terrace	318	9/23/1997	$ 898	89.7%	93.9%	2.4%	-2.2%	-3.5%		
Executive House	100	9/23/1997	$ 916	91.3%	96.8%	4.3%	-1.7%	-5.1%		
Glen Brook	173	7/28/1999	$ 768	90.8%	94.4%	5.1%	1.1%	1.9%		
Glen Manor	174	9/23/1997	$ 762	92.6%	91.9%	4.3%	5.1%	9.2%		
Golf Club	399	3/15/2000	$ 1,013	92.3%	90.1%	3.9%	6.5%	15.4%		
Hill Brook Place	274	7/28/1999	$ 825	97.3%	96.3%	2.6%	3.6%	2.6%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,057	90.4%	92.0%	3.3%	1.4%	1.2%		
Home Properties of Devon	629	3/15/2000	$ 1,099	83.2%	88.6%	2.3%	-3.9%	-9.6%		
New Orleans Consolidation	442	7/28/1999	$ 784	94.2%	92.9%	2.1%	3.5%	8.2%		
Racquet Club	467	7/7/1998	$ 973	94.7%	94.6%	5.7%	5.8%	11.6%		
Racquet Club South	103	5/27/1999	$ 850	94.2%	97.0%	5.0%	2.0%	2.8%		
Ridley Brook	244	7/28/1999	$ 824	93.5%	97.8%	5.3%	0.6%	9.6%		
Sherry Lake	298	7/23/1998	$ 1,112	94.3%	95.3%	3.9%	2.7%	3.6%		
The Landings	384	11/25/1996	$ 987	96.3%	90.8%	3.6%	9.9%	15.7%		
Trexler Park	249	3/15/2000	$ 1,076	91.6%	90.0%	7.8%	9.7%	13.8%		
Valley View	177	9/23/1997	$ 780	88.7%	91.6%	-0.2%	-3.4%	-7.7%		
Village Square	128	9/23/1997	$ 905	94.0%	92.5%	4.8%	6.5%	11.9%		
William Henry	363	3/15/2000	$ 1,072	93.1%	89.0%	2.5%	7.2%	20.6%		
Total Philadelphia Region	5,913		$ 941	92.0%	92.6%	3.8%	3.1%	5.6%	13.8%	13.8%

	# of Apts.	Date Acqu.	Q3 '04 Rent/Mo.	Q3 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q3 '04 % NOI w/ G&A	% #Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		THIRD QUARTER 2004				**Q3 '04 versus Q3 '03**				
						% Growth				
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,033	93.7%	89.6%	-8.2%	-3.9%	9.1%		
1600 Elmwood	210	8/4/1994	$ 928	91.6%	93.6%	0.9%	-1.3%	1.8%		
Brook Hill	192	8/4/1994	$ 868	92.2%	94.4%	-1.5%	-3.8%	-0.4%		
Newcastle Apartments	197	8/4/1994	$ 765	94.5%	93.9%	-1.6%	-1.0%	2.8%		
Perinton Manor	224	8/4/1994	$ 815	93.9%	95.5%	0.8%	-1.0%	15.5%		
Riverton Knolls	240	8/4/1994	$ 839	89.0%	92.0%	-0.2%	-3.4%	-1.5%		
Spanish Gardens	220	8/4/1994	$ 716	87.2%	94.9%	4.7%	-3.7%	-8.8%		
The Meadows	113	8/4/1994	$ 748	96.2%	93.6%	1.7%	4.5%	0.1%		
Woodgate	120	6/30/1997	$ 834	91.7%	93.9%	2.4%	0.1%	-2.6%		
Total Rochester Region	1,680		$ 838	91.9%	93.4%	-0.4%	-2.0%	2.5%	3.0%	3.9%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 960	88.2%	90.5%	2.4%	-0.3%	-9.1%		
Harborside Manor	281	9/30/1994	$ 679	96.1%	96.9%	3.1%	2.3%	4.5%		
Pearl Street	60	5/17/1995	$ 593	94.6%	94.4%	3.1%	3.2%	-16.1%		
Village Green (inclu Fairways)	448	12/19/1994	$ 702	93.0%	94.8%	2.5%	0.6%	0.4%		
Westminster Place	240	1/1/1996	$ 681	90.6%	95.2%	3.9%	-1.1%	-23.5%		
Total Syracuse Region	1,243		$ 732	92.2%	94.3%	2.9%	0.5%	-5.4%	1.8%	2.9%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,131	96.5%	96.3%	4.1%	4.3%	5.9%		
Cider Mill	864	9/27/2002	$ 1,019	94.2%	94.5%	1.7%	1.3%	-10.1%		
East Meadow	150	8/1/2000	$ 1,186	97.7%	97.5%	4.6%	4.8%	15.0%		
Elmwood Terrace	504	6/30/2000	$ 827	87.9%	93.9%	4.1%	-2.5%	-8.3%		
Falkland Chase	450	9/10/2003	$ 1,131	90.4%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,168	91.1%	95.9%	4.5%	-0.8%	-0.8%		
Park Shirlington	294	3/16/1998	$ 1,131	93.9%	92.0%	0.4%	2.4%	6.3%		
Pavilion Apartments	432	7/1/1999	$ 1,411	91.6%	92.8%	2.1%	0.8%	-1.3%		
Seminary Hill	296	7/1/1999	$ 1,166	89.4%	91.1%	4.2%	2.3%	-3.0%		
Seminary Towers	540	7/1/1999	$ 1,146	94.7%	92.2%	-0.2%	2.5%	6.8%		
Tamarron Apartments	132	7/16/1999	$ 1,183	95.9%	96.1%	8.5%	8.2%	12.5%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,172	97.2%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,119	94.1%	95.6%	1.7%	0.1%	-1.4%		
The Manor - VA	198	2/19/1999	$ 900	94.8%	92.0%	-0.3%	2.7%	3.7%		
The Sycamores	185	12/16/2002	$ 1,127	95.2%	87.6%	4.7%	13.8%	46.7%		
Virginia Village	344	5/31/2001	$ 1,195	94.0%	95.2%	4.0%	2.7%	10.0%		
Wellington Lakes	160	10/24/2001	$ 774	86.5%	90.0%	0.6%	-3.2%	-7.7%		
Wellington Woods	114	10/24/2001	$ 832	86.8%	96.5%	5.7%	-5.0%	-24.8%		
West Springfield	244	11/18/2002	$ 1,222	93.4%	92.7%	-1.7%	-1.0%	-1.5%		
Woodleaf Apartments	228	3/19/2004	$ 961	96.1%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,915		$ 1,103	92.9%	93.9%	2.5%	1.4%	0.7%	19.2%	16.2%
TOTAL OWNED PORTFOLIO	**42,802**		**$ 958**	**92.8%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**39,586**		**$ 951**	**92.8%**	**93.4%**	**2.9%**	**2.2%**	**1.9%**		

		September YTD			YTD '04 versus YTD '03 % Growth				
# of **Apts.**	**Date** **Acqu.**	**YTD '04** **Rent/Mo.**	**YTD '04** **Occup.**	**Year Ago** **Occup.**	**Rental** **Rates**	**Rental** **Revs.**	**NOI** **w/ G&A**	**YTD '04** **NOI w/ G&A**	**%** **#Units**
Baltimore Region									
Bonnie Ridge	966	7/1/1999	$ 989	91.6%	90.8%	1.1%	1.9%	0.8%	
Brittany Place	591	8/22/2002	$ 1,027	94.2%	95.8%	6.2%	4.5%	-0.1%	
Canterbury Apartments	618	7/16/1999	$ 799	93.6%	93.6%	4.7%	4.7%	7.4%	
Country Village	344	4/30/1998	$ 773	94.0%	92.3%	3.6%	5.6%	5.3%	
Falcon Crest	396	7/16/1999	$ 852	93.5%	93.5%	5.0%	5.0%	1.8%	
Fenland Field	234	8/1/2001	$ 997	92.5%	91.9%	4.3%	5.0%	1.7%	
Gateway Village	132	7/16/1999	$ 1,106	93.6%	92.7%	5.6%	6.5%	10.4%	
Mill Towne Village Apts	384	5/31/2001	$ 755	94.0%	86.8%	4.0%	12.6%	19.8%	
Morningside Heights	1,050	4/30/1998	$ 775	94.0%	89.8%	2.6%	7.4%	12.4%	
Owings Run	504	7/16/1999	$ 956	92.6%	87.4%	-1.4%	4.5%	6.1%	
Selford Townhomes	102	7/16/1999	$ 1,127	94.0%	93.2%	6.2%	7.0%	5.9%	
Shakespeare Park	84	7/16/1999	$ 695	96.4%	99.6%	18.6%	14.8%	29.0%	
Timbercroft Townhomes	284	7/16/1999	$ 721	100.0%	99.2%	6.0%	6.8%	10.2%	
Village Square Townhomes	370	7/16/1999	$ 983	95.3%	95.5%	6.7%	6.5%	8.5%	
Woodholme Manor	176	3/31/2001	$ 696	94.7%	92.7%	7.7%	10.0%	16.0%	
Total Baltimore Region	6,235		$ 880	93.7%	92.0%	3.7%	5.5%	6.5%	15.6%	14.6%
Boston Region:									
Gardencrest	696	6/28/2002	$ 1,285	92.9%	94.2%	10.3%	8.8%	2.9%	
Stone Ends	280	2/12/2003	$ 1,178	94.6%	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,085	93.2%	n/a	n/a	n/a	n/a	
Total Boston Region	1,252		$ 1,254	93.3%	94.2%	10.3%	8.8%	2.9%	3.9%	2.9%
Buffalo, NY Region:									
Emerson Square	96	10/15/1997	$ 661	97.0%	96.5%	2.8%	3.3%	3.5%	
Idylwood	720	1/1/1995	$ 661	93.8%	91.1%	2.6%	5.6%	8.3%	
Paradise Lane	324	10/15/1997	$ 687	93.1%	89.4%	1.0%	5.1%	4.8%	
Raintree Island	504	8/4/1994	$ 716	93.4%	88.8%	1.7%	6.9%	2.3%	
Total Buffalo Region	1,644		$ 683	93.7%	90.3%	2.0%	5.8%	5.5%	2.2%	3.8%
Connecticut Region									
Apple Hill	498	3/27/1998	$ 1,033	93.3%	93.5%	0.7%	0.4%	-8.2%	
Total Connecticut Region	498		$ 1,033	93.3%	93.5%	0.7%	0.4%	-8.2%	1.3%	1.2%
Delaware Region									
Home Properties of Newark	432	7/16/1999	$ 778	94.0%	91.0%	6.7%	10.2%	21.0%	
Total Delaware Region	432		$ 778	94.0%	91.0%	6.7%	10.2%	21.0%	0.9%	1.0%
Detroit, Michigan Region									
Canterbury Square	336	10/29/1997	$ 752	95.0%	90.0%	-0.1%	5.5%	20.2%	
Carriage Hill - MI	168	9/29/1998	$ 775	95.2%	92.2%	-0.7%	2.6%	12.1%	
Carriage Park	256	9/29/1998	$ 737	94.4%	93.1%	0.1%	1.5%	11.5%	
Charter Square	492	10/29/1997	$ 849	93.2%	91.6%	0.0%	1.8%	4.6%	
Cherry Hill Club	165	7/7/1998	$ 647	86.8%	91.4%	-3.4%	-8.3%	-27.4%	
Cherry Hill Village	224	9/29/1998	$ 703	96.6%	90.8%	-0.6%	5.8%	22.4%	
Deerfield Woods	144	3/22/2000	$ 812	90.9%	92.4%	-0.1%	-1.8%	-1.1%	
Fordham Green	146	10/29/1997	$ 891	90.6%	92.5%	1.4%	-0.6%	-4.3%	
Golfview Manor	44	10/29/1997	$ 600	90.0%	87.2%	3.0%	6.3%	31.3%	
Greentrees	288	10/29/1997	$ 654	87.3%	88.0%	-1.2%	-2.0%	1.1%	
Hampton Court	182	9/30/2000	$ 670	86.4%	86.2%	-0.5%	-0.3%	0.7%	
Kingsley	328	10/29/1997	$ 670	93.3%	90.3%	-2.4%	0.8%	5.3%	
Macomb Manor	217	3/22/2000	$ 696	93.3%	94.7%	1.4%	-0.1%	-0.6%	
Oak Park Manor	298	10/29/1997	$ 839	89.1%	86.9%	0.8%	3.4%	13.9%	
Parkview Gardens	484	10/29/1997	$ 646	86.8%	85.4%	0.1%	1.8%	18.6%	
Scotsdale	376	11/26/1997	$ 673	92.9%	91.6%	-3.6%	-2.2%	-0.8%	
Southpointe Square	224	10/29/1997	$ 643	91.5%	87.3%	-0.7%	4.2%	27.6%	
Springwells Park	303	4/8/1999	$ 975	89.9%	86.7%	-1.3%	2.3%	7.9%	
Stephenson House	128	10/29/1997	$ 666	94.0%	88.9%	-1.0%	4.7%	29.9%	
The Lakes	434	11/5/1999	$ 866	90.2%	86.8%	-3.5%	0.3%	8.6%	
Woodland Gardens	337	10/29/1997	$ 730	93.9%	90.0%	-0.8%	3.4%	10.5%	
Total Detroit Region	5,574		$ 748	91.5%	89.5%	-0.9%	1.4%	8.3%	9.5%	13.0%
Florida Region									
The Hamptons	668	7/7/2004	$ 857	90.7%	n/a	n/a	n/a	n/a	
Vinings at Hampton Village	168	7/7/2004	$ 915	92.3%	n/a	n/a	n/a	n/a	
Total Florida Region	836		$ 898	91.9%	n/a	n/a	n/a	n/a	0.5%	2.0%
Hudson Valley Region									
Carriage Hill	140	7/17/1996	$ 1,204	93.8%	95.4%	5.7%	3.9%	1.5%	
Cornwall Park	75	7/17/1996	$ 1,599	90.4%	92.3%	-1.4%	-3.3%	-6.0%	
Lakeshore Villas	152	7/17/1996	$ 1,006	92.3%	95.5%	4.9%	1.5%	6.0%	
Patricia	100	7/7/1998	$ 1,298	92.6%	94.8%	7.4%	4.9%	-4.2%	
Sherwood Consolidation	224	10/11/2002	$ 981	96.8%	97.4%	14.3%	13.6%	24.5%	
Sunset Gardens	217	7/17/1996	$ 872	95.7%	97.3%	5.7%	4.1%	9.0%	
Total Hudson Valley Region	908		$ 1,079	94.0%	95.7%	6.7%	4.8%	5.6%	2.3%	2.1%

HOME PROPERTIES OWNED COMMUNITIES RESULTS

					YTD '04 versus YTD '03				
	September YTD				% Growth				
# of	**Date**	**YTD '04**	**YTD '04**	**Year Ago**	**Rental**	**Rental**	**NOI**	**YTD '04**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**NOI w/ G&A**	**#Units**
Illinois Region									
Blackhawk	371	10/20/2000	$ 850	88.7%	91.4%	1.1%	-1.9%	-8.0%	
Courtyards Village	224	8/29/2001	$ 757	95.7%	93.8%	-3.0%	-1.1%	4.4%	
Cypress Place	192	12/27/2000	$ 880	94.3%	93.2%	-0.9%	0.2%	6.4%	
The Colony	783	9/1/1999	$ 829	92.4%	92.7%	-0.3%	-0.5%	-8.6%	
The New Colonies	672	6/23/1998	$ 701	92.8%	89.2%	-0.7%	3.3%	3.3%	
Total Illinois Region	2,242		$ 791	92.4%	91.7%	-0.5%	0.2%	-2.9%	3.9%	5.2%
Long Island, NY Region									
Bayview / Colonial	160	11/1/2000	$ 1,105	96.3%	93.3%	4.6%	8.0%	9.4%	
Cambridge Village	82	3/1/2002	$ 1,332	97.3%	98.6%	8.6%	7.2%	5.4%	
Coventry Village	94	7/31/1998	$ 1,293	94.1%	96.8%	5.0%	2.0%	-4.1%	
Devonshire Hills	297	7/16/2001	$ 1,660	94.5%	93.1%	-1.8%	-0.2%	-6.4%	
East Winds	96	11/1/2000	$ 1,085	93.6%	93.3%	4.8%	5.0%	3.2%	
Hawthorne Court	434	4/4/2002	$ 1,262	95.2%	91.3%	5.8%	10.3%	8.6%	
Heritage Square	80	4/4/2002	$ 1,312	96.3%	98.3%	7.9%	5.6%	5.7%	
Holiday Square	143	5/31/2002	$ 915	98.6%	98.6%	1.5%	1.5%	-5.2%	
Lake Grove Apartments	368	2/3/1997	$ 1,338	93.4%	95.4%	4.0%	1.8%	1.1%	
Maple Tree	84	11/1/2000	$ 1,117	91.3%	94.4%	3.2%	-0.2%	-4.6%	
Mid- Island Estates	232	7/1/1997	$ 1,153	96.2%	97.5%	6.2%	4.8%	4.4%	
Rider Terrace	24	11/1/2000	$ 1,149	97.6%	97.7%	6.7%	6.5%	4.3%	
South Bay Manor	61	9/11/2000	$ 1,456	96.7%	95.7%	8.0%	9.1%	5.2%	
Southern Meadows	452	6/29/2001	$ 1,315	94.4%	95.8%	2.7%	1.2%	-2.2%	
Stratford Greens	359	3/1/2002	$ 1,345	93.9%	94.1%	3.8%	3.6%	-1.2%	
Terry Apartments	65	11/1/2000	$ 1,092	91.3%	93.3%	4.7%	2.6%	-2.1%	
Westwood Village Apts	242	3/1/2002	$ 1,950	95.2%	96.3%	9.6%	8.5%	3.1%	
Woodmont Village Apts	96	3/1/2002	$ 1,195	94.7%	94.4%	5.4%	5.7%	2.8%	
Yorkshire Village Apts	40	3/1/2002	$ 1,377	98.8%	98.9%	6.1%	6.1%	22.7%	
Total Long Island Region	3,409		$ 1,334	94.8%	94.9%	4.4%	4.3%	0.8%	12.5%	8.0%
Maine Region									
Mill Co. Gardens	95	7/7/1998	$ 705	95.3%	97.9%	6.7%	3.9%	3.0%	
Redbank Village	500	7/7/1998	$ 764	92.5%	93.2%	3.5%	2.7%	-0.9%	
Total Maine Region	595		$ 755	93.0%	93.9%	4.0%	2.9%	-0.3%	1.2%	1.4%
New Jersey Region									
Chatham Hill Apartments	308	1/30/2004	$ 1,449	81.8%	n/a	n/a	n/a	n/a	
East Hill Gardens	33	7/7/1998	$ 1,324	93.5%	96.3%	5.6%	2.5%	3.3%	
Fairmount Apartments	54	1/30/2004	$ 768	97.0%	n/a	n/a	n/a	n/a	
Kensington Apartments	38	1/30/2004	$ 895	98.7%	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,129	95.5%	97.9%	7.3%	4.7%	1.7%	
Northwood Apartments	134	1/30/2004	$ 1,129	93.4%	n/a	n/a	n/a	n/a	
Oak Manor	77	7/7/1998	$ 1,617	96.6%	95.6%	3.8%	4.9%	0.6%	
Pleasant View	1,142	7/7/1998	$ 991	94.5%	92.8%	2.8%	4.6%	2.9%	
Pleasure Bay	270	7/7/1998	$ 919	96.0%	96.9%	9.5%	8.5%	7.9%	
Regency Club	372	9/24/2004	$ 1,072	97.5%	n/a	n/a	n/a	n/a	
Royal Gardens Apartments	550	5/28/1997	$ 1,033	93.7%	97.2%	3.2%	-0.6%	-5.7%	
Wayne Village	275	7/7/1998	$ 1,137	96.3%	93.0%	5.4%	9.1%	6.8%	
Windsor Realty	67	7/7/1998	$ 1,040	95.8%	96.0%	4.9%	4.7%	4.5%	
Total New Jersey Region	3,426		$ 1,039	94.8%	94.7%	4.1%	4.3%	1.7%	8.3%	8.0%
Philadelphia Region									
Beechwood Gardens	160	7/7/1998	$ 793	95.4%	96.3%	6.0%	5.0%	2.3%	
Castle Club	158	3/15/2000	$ 864	93.6%	97.9%	6.3%	1.6%	-6.3%	
Cedar Glen	110	3/3/1998	$ 665	90.6%	89.6%	8.5%	9.6%	22.7%	
Chesterfield	247	9/23/1997	$ 853	95.6%	95.4%	3.7%	3.9%	2.8%	
Curren Terrace	318	9/23/1997	$ 892	90.9%	91.1%	2.3%	2.1%	1.6%	
Executive House	100	9/23/1997	$ 900	93.6%	93.6%	2.8%	2.8%	3.7%	
Glen Brook	173	7/28/1999	$ 757	93.4%	94.6%	4.4%	3.0%	-0.3%	
Glen Manor	174	9/23/1997	$ 750	93.3%	92.4%	3.8%	4.8%	4.5%	
Golf Club	399	3/15/2000	$ 999	91.5%	91.5%	3.9%	3.8%	10.5%	
Hill Brook Place	274	7/28/1999	$ 816	96.9%	96.8%	2.8%	2.9%	-2.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,038	93.8%	91.8%	2.6%	4.8%	4.9%	
Home Properties of Devon	629	3/15/2000	$ 1,081	88.2%	90.2%	2.0%	-0.4%	-6.7%	
New Orleans Consolidation	442	7/28/1999	$ 781	93.9%	93.2%	2.6%	3.4%	0.4%	
Racquet Club	467	7/7/1998	$ 955	95.5%	95.6%	4.7%	4.6%	2.5%	
Racquet Club South	103	5/27/1999	$ 838	94.0%	96.6%	4.9%	2.2%	-3.0%	
Ridley Brook	244	7/28/1999	$ 810	96.1%	96.9%	4.6%	3.7%	3.3%	
Sherry Lake	298	7/23/1998	$ 1,092	95.3%	94.7%	3.6%	4.2%	3.4%	
The Landings	384	11/25/1996	$ 975	95.3%	93.9%	4.4%	5.9%	8.9%	
Trexler Park	249	3/15/2000	$ 1,049	89.3%	88.9%	6.3%	6.9%	2.3%	
Valley View	177	9/23/1997	$ 772	88.7%	90.9%	0.0%	-2.5%	-13.0%	
Village Square	128	9/23/1997	$ 890	94.4%	91.8%	4.9%	7.9%	9.0%	
William Henry	363	3/15/2000	$ 1,054	92.7%	87.1%	1.1%	7.6%	14.4%	
Total Philadelphia Region	5,913		$ 927	93.0%	92.7%	3.5%	3.7%	2.6%	13.4%	13.8%

HOME PROPERTIES OWNED COMMUNITIES RESULTS

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		September YTD				YTD '04 versus YTD '03				
							% Growth			
# of	Date	YTD '04	YTD '04	Year Ago	Rental	Rental	NOI	YTD '04	%
Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,031	93.1%	73.4%	-13.2%	10.0%	33.9%		
1600 Elmwood	210	8/4/1994	$ 920	92.9%	91.0%	1.2%	3.3%	2.9%		
Brook Hill	192	8/4/1994	$ 864	93.9%	86.4%	-3.3%	5.1%	16.5%		
Newcastle Apartments	197	8/4/1994	$ 767	94.2%	94.9%	-0.3%	-1.0%	-0.6%		
Perinton Manor	224	8/4/1994	$ 809	95.0%	90.7%	-0.8%	4.0%	9.1%		
Riverton Knolls	240	8/4/1994	$ 833	90.9%	86.1%	-0.6%	4.9%	0.1%		
Spanish Gardens	220	8/4/1994	$ 707	90.9%	89.5%	2.1%	3.7%	4.3%		
The Meadows	113	8/4/1994	$ 746	96.4%	94.6%	2.8%	4.7%	-1.6%		
Woodgate	120	6/30/1997	$ 827	92.8%	94.0%	2.2%	1.0%	-9.6%		
Total Rochester Region	1,680		$ 833	93.2%	88.0%	-1.7%	4.0%	6.2%	3.0%	3.9%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 948	88.9%	92.1%	4.7%	1.1%	-5.7%		
Harborside Manor	281	9/30/1994	$ 671	94.8%	94.5%	2.3%	2.6%	-9.0%		
Pearl Street	60	5/17/1995	$ 585	95.8%	93.9%	2.1%	4.1%	-7.4%		
Village Green (inclu Fairways)	448	12/19/1994	$ 696	91.9%	91.3%	2.3%	3.0%	3.7%		
Westminster Place	240	1/1/1996	$ 671	92.9%	94.3%	2.3%	0.8%	-10.5%		
Total Syracuse Region	1,243		$ 724	92.2%	92.8%	2.8%	2.1%	-4.1%	1.8%	2.9%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,116	96.3%	95.9%	4.1%	4.4%	9.4%		
Cider Mill	864	9/27/2002	$ 1,018	94.7%	95.1%	2.4%	1.9%	-2.8%		
East Meadow	150	8/1/2000	$ 1,162	96.6%	93.0%	1.0%	4.8%	16.3%		
Elmwood Terrace	504	6/30/2000	$ 819	91.5%	93.1%	4.4%	2.6%	-1.8%		
Falkland Chase	450	9/10/2003	$ 1,117	93.0%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,143	93.0%	88.3%	0.2%	5.5%	12.0%		
Park Shirlington	294	3/16/1998	$ 1,129	93.6%	93.7%	1.0%	0.9%	0.2%		
Pavilion Apartments	432	7/1/1999	$ 1,395	91.1%	92.9%	1.6%	-0.4%	0.6%		
Seminary Hill	296	7/1/1999	$ 1,150	92.0%	89.9%	3.5%	5.9%	9.6%		
Seminary Towers	540	7/1/1999	$ 1,137	93.6%	92.8%	0.5%	1.3%	5.6%		
Tamarron Apartments	132	7/16/1999	$ 1,154	94.7%	95.8%	7.5%	6.2%	10.5%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,176	93.8%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,118	93.7%	96.7%	2.6%	-0.6%	-7.2%		
The Manor - VA	198	2/19/1999	$ 912	92.1%	92.0%	2.2%	2.3%	3.6%		
The Sycamores	185	12/16/2002	$ 1,120	95.1%	89.9%	2.8%	8.6%	24.2%		
Virginia Village	344	5/31/2001	$ 1,182	95.1%	94.1%	3.7%	4.8%	12.8%		
Wellington Lakes	160	10/24/2001	$ 770	87.3%	86.5%	2.0%	3.0%	-23.7%		
Wellington Woods	114	10/24/2001	$ 820	88.0%	91.6%	6.2%	2.1%	-28.3%		
West Springfield	244	11/18/2002	$ 1,211	93.9%	87.9%	-1.9%	4.7%	13.7%		
Woodleaf Apartments	228	3/19/2004	$ 981	93.5%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,915		$ 1,095	93.3%	92.4%	2.0%	3.0%	4.2%	19.7%	16.2%
TOTAL OWNED PORTFOLIO	42,802		$ 949	93.2%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	39,586		$ 941	93.4%	92.4%	2.6%	3.7%	2.2%		

Home Properties, Inc.
September 30, 2004 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	3rd Qtr 2004	2nd Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.3%	94.5%	95.1%	-0.6%
Baltimore	15.8%	92.9%	94.2%	-1.3%
Washington	15.1%	92.8%	94.1%	-1.3%
Philadelphia	14.9%	92.0%	93.4%	-1.4%
Detroit	14.1%	90.1%	92.1%	-2.0%
Upstate, NY	11.5%	92.7%	92.9%	-0.2%
Chicago	5.7%	93.7%	91.9%	1.8%
Misc.	5.6%	92.7%	93.9%	-1.2%
Total	100.0%	92.8%	93.8%	-1.0%

Region	% Units	3rd Qtr 2004	3rd Qtr 2003	Variance
New Jersey, Long Island, Hudson Valley	17.3%	94.5%	95.1%	-0.6%
Baltimore	15.8%	92.9%	92.8%	0.1%
Washington	15.1%	92.8%	93.9%	-1.1%
Philadelphia	14.9%	92.0%	92.6%	-0.6%
Detroit	14.1%	90.1%	91.1%	-1.0%
Upstate, NY	11.5%	92.7%	93.9%	-1.2%
Chicago	5.7%	93.7%	92.5%	1.2%
Misc.	5.6%	92.7%	93.7%	-1.0%
Total	100.0%	92.8%	93.4%	-0.6%

Region	% Units	Sept 2004	3rd Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.3%	93.9%	94.5%	-0.6%
Baltimore	15.8%	92.3%	92.9%	-0.6%
Washington	15.1%	92.2%	92.8%	-0.6%
Philadelphia	14.9%	91.3%	92.0%	-0.7%
Detroit	14.1%	89.1%	90.1%	-1.0%
Upstate, NY	11.5%	93.7%	92.7%	1.0%
Chicago	5.7%	94.0%	93.7%	0.3%
Misc.	5.6%	92.7%	92.7%	0.0%
Total	100.0%	92.3%	92.8%	-0.5%

SAME STORE SEQUENTIAL RESULTS
THIRD QUARTER 2004 VERSUS SECOND QUARTER 2004

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	17.3%	0.8%	-1.6%	2.3%
Baltimore	15.8%	0.7%	4.3%	-1.0%
Washington	15.1%	-0.7%	7.7%	-5.7%
Philadelphia	14.9%	0.3%	-8.4%	7.0%
Detroit	14.1%	-1.7%	-0.3%	-2.9%
Upstate, NY	11.5%	0.2%	-1.6%	2.0%
Chicago	5.7%	2.5%	1.7%	3.3%
Misc.	5.6%	0.1%	-3.3%	2.2%
Total	100.0%	0.2%	-0.2%	0.4%

Home Properties, Inc.
September 30, 2004 Supplemental Information

Resident Statistics

Top Six Reasons for Move outs	3RD QTR 2004	2ND QTR 2004	1ST QTR 2004	4TH QTR 2003	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	YEAR 2003	YEAR 2002	YEAR 2001
Home purchase	**20.40%**	**20.40%**	**17.50%**	20.60%	20.10%	19.40%	18.10%	19.60%	18.80%	17.80%
Employment related	**15.00%**	**14.70%**	**16.20%**	15.00%	14.20%	15.20%	15.30%	14.90%	14.30%	15.80%
Location convenience/ apartment size	**12.70%**	**13.80%**	**11.00%**	11.70%	13.70%	12.30%	11.00%	12.20%	10.80%	10.00%
Eviction/skip	**11.30%**	**11.20%**	**14.10%**	13.40%	10.20%	11.40%	15.20%	12.60%	10.90%	10.20%
Rent level	**9.30%**	**9.30%**	**9.80%**	8.00%	9.00%	9.40%	10.10%	9.10%	11.80%	13.30%
Domestic Situation	**9.00%**	**9.50%**	**5.50%**	5.70%	9.10%	10.10%	7.00%	8.00%	8.40%	8.10%

Traffic	Traffic 3rd Qtr 04 To 3rd Qtr 03	Signed Leases 3rd Qtr 04 To 3rd Qtr 03	Traffic Nine Mos 04 To Nine Mos 03	Signed Leases Nine Mos 04 To Nine Mos 03	Turnover 3rd Qtr 04	3rd Qtr 03	Nine Mos 04	Nine Mos 03
Region								
Baltimore	5%	-19%	7%	-5%	15%	14%	38%	36%
Washington	3%	-4%	7%	-8%	15%	14%	37%	36%
New Jersey	6%	3%	8%	-4%	11%	11%	30%	28%
Long Island	-9%	0%	1%	0%	14%	14%	36%	35%
Hudson Valley	-9%	19%	1%	6%	14%	14%	37%	38%
Philadelphia	14%	10%	9%	7%	20%	17%	48%	42%
Detroit	-3%	-21%	2%	-20%	16%	16%	40%	41%
Rochester	7%	-3%	-6%	-22%	19%	20%	49%	50%
Buffalo	-4%	-17%	9%	-9%	20%	18%	50%	44%
Syracuse	31%	17%	6%	-6%	23%	23%	59%	56%
Chicago	-5%	-24%	-3%	-8%	18%	18%	44%	45%
Total Portfolio	4%	-6%	5%	-6%	16%	16%	41%	39%

	3rd Qtr 04	3rd Qtr 03	Nine Mos 04	Nine Mos 03
Bad Debts as % of Rents	0.88%	0.76%	0.77%	0.68%

HOME PROPERTIES, INC.
September 30, 2004 and 2003 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	3RD QTR 2004 ACTUAL	3RD QTR 2003 ACTUAL	QUARTER VARIANCE	% VARIANCE	NINE MOS 2004 ACTUAL	NINE MOS 2003 ACTUAL	NINE MOS VARIANCE	% VARIANCE
ELECTRICITY	2,345	2,279	(66)	-2.9%	6,257	5,799	(458)	-7.9%
GAS	1,945	1,829	**(116)**	**-6.3%**	13,538	13,509	**(29)**	**-0.2%**
WATER & SEWER	2,887	2,615	(272)	-10.4%	8,225	7,488	(737)	-9.8%
REPAIRS & MAINTENANCE	8,696	8,359	**(337)**	**-4.0%**	23,741	21,000	**(2,741)**	**-13.1%**
PERSONNEL EXPENSE	10,934	10,292	**(642)**	**-6.2%**	32,596	30,219	**(2,377)**	**-7.9%**
SITE LEVEL INCENTIVE COMPENSATION	441	357	**(84)**	**-23.5%**	1,279	924	**(355)**	**-38.4%**
ADVERTISING	1,604	1,910	306	16.0%	4,829	5,223	394	7.5%
LEGAL & PROFESSIONAL	370	330	(40)	-12.1%	1,171	1,109	(62)	-5.6%
OFFICE & TELEPHONE	1,222	1,405	183	13.0%	4,051	4,219	168	4.0%
PROPERTY INS.	1,826	1,309	**(517)**	**-39.5%**	5,667	4,116	**(1,551)**	**-37.7%**
REAL ESTATE TAXES	11,175	10,696	**(479)**	**-4.5%**	32,974	31,096	**(1,878)**	**-6.0%**
SNOW	2	20	**18**	**90.0%**	1,028	1,612	**584**	**36.2%**
TRASH	695	697	2	0.3%	2,009	2,156	147	6.8%
PROPERTY MANAGEMENT G & A	2,881	3,064	183	6.0%	8,804	8,761	(43)	-0.5%
TOTAL	47,023	45,162	(1,861)	**-4.1%**	146,169	137,231	(8,938)	**-6.5%**

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
The Hamptons/The Vinings at Hampton Village	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,161
Regency Club	New Jersey	NJ	9/24/2004	372	6.7%	$36.4	$97,890
			TOTAL QTD	**2,486**	**6.7%**	**$247.4**	**$99,557**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/2003	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/2003	450	7.1%	$58.9	$130,836
			TOTAL YTD	**730**	**7.3%**	**$92.9**	**$127,228**

TOTAL 2003 and 2004 Acquisitions				**3,216**	**6.8%**	**$340.3**	**$105,838**

Home Properties, Inc.
September 30, 2004 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
			TOTAL YTD	**620**	**8.0%**	**$26.8**	**$43,256**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/2003	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/2003	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/2003	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/2003	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/2003	120	6.9%	$7.0	$58,333
Candlewood Gardens	Syracuse	NY	12/5/2003	126	9.6%	$3.8	$30,159
Pines of Perinton	Rochester	NY	12/19/2003	508	7.4%	$15.0	$29,528
			TOTAL YTD	**1,568**	**8.7%**	**$59.3**	**$37,849**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Home Properties, Inc.
September 30, 2004 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2003	As of 12/31/2003	12/31/2003 % of Units	Net Acquired in 2004	As of 9/30/2004	Current % of Units
SUBURBAN NEW YORK CITY	NY/NJ	0	6,837	16.70%	906	7,743	18.09%
SUBURBAN WASHINGTON	DC	450	6,447	15.75%	468	6,915	16.16%
BALTIMORE	MD	-50	6,235	15.23%	0	6,235	14.57%
PHILADELPHIA	PA	-212	5,913	14.44%	0	5,913	13.81%
DETROIT	MI	-120	5,574	13.62%	0	5,574	13.02%
UPSTATE NEW YORK	NY	-634	4,791	11.70%	-224	4,567	10.67%
CHICAGO	IL	0	2,242	5.48%	0	2,242	5.24%
BOSTON	MA	280	976	2.38%	276	1,252	2.93%
FLORIDA	FL	0	0	0.00%	836	836	1.95%
PORTLAND	ME	0	595	1.45%	0	595	1.39%
HAMDEN	CT	0	498	1.22%	0	498	1.16%
DOVER	DE	0	432	1.06%	0	432	1.01%
SOUTH BEND	IN	-310	396	0.97%	-396	0	0.00%
NORTH/CENTRAL	OH	-242	0	0.00%	0	0	0.00%
TOTAL		**-838**	**40,936**	**100.0%**	**1,866**	**42,802**	**100.0%**
Total Upstate NY		-634	4,791	11.70%	-224	4,567	10.67%
Total Mid-Atlantic		188	21,547	52.64%	1,374	22,921	53.55%

Home Properties, Inc.
September 30, 2004 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
NEWCASTLE	Presidential Funding	6.450	6,000,000	10/01/04	0.00
REGENCY CLUB - 2nd	Capri Capital - Fannie	3.190	1,481,433	06/01/05	0.67
BAYVIEW/COLONIAL	Midland Loan	8.350	5,478,930	11/01/05	1.09
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	576,764	11/01/05	1.09
IDLYWOOD	Morgan Guaranty	8.625	8,659,073	11/01/05	1.09
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,407,409	01/01/06	1.25
CARRIAGE PARK	Prudential-Fannie Mae	7.480	4,916,752	01/01/06	1.25
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	1.58
DEVONSHIRE - 1st (*)	AMI Capital	7.100	18,891,449	06/01/06	1.67
COUNTRY VILLAGE	PW Funding	8.385	6,217,563	08/01/06	1.84
HAMPTON COURT	ORIX RE Capital	8.875	3,318,659	09/01/06	1.92
RAINTREE	Capitalized Lease	8.500	5,662,447	11/01/06	2.09
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	2.25
WOODGATE PLACE	ARCS Mortgage	7.865	3,196,575	01/01/07	2.25
BRITTANY PLACE	CapMark Svcs.	4.780	19,253,670	06/11/07	2.70
SEMINARY TOWERS - 1st	Wachovia	8.220	2,025,092	06/25/07	2.73
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,309,156	06/25/07	2.73
SEMINARY TOWERS - 3rd	Wachovia	5.350	16,308,325	06/25/07	2.73
SEMINARY TOWERS - 4th	Wachovia	5.390	10,000,000	06/25/07	2.73
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,575,537	07/11/07	2.78
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	5,014,181	08/01/07	2.84
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	2.99
GARDENCREST (*)	Legg Mason(Sun Life)	6.000	3,775,759	11/01/07	3.09
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,586,325	11/01/07	3.09
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,484,131	11/01/07	3.09
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,344,426	12/01/07	3.17
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	16,928,682	12/01/07	3.17
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	13,721,414	12/01/07	3.17
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,076,089	12/01/07	3.17
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,518,745	12/01/07	3.17
CYPRESS PLACE	Reilly Mortgage	7.130	6,245,669	01/01/08	3.25
PAVILION - 2nd	Capri Capital	7.450	3,690,556	01/01/08	3.25
PAVILION -3rd	Capri Capital	5.030	17,949,577	01/01/08	3.25
THE LANDINGS - 2nd	Capri Capital	6.740	3,673,794	01/01/08	3.25
THE LANDINGS -1st	Capri Capital	6.930	9,318,193	01/01/08	3.25
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,155,204	01/01/08	3.25
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,692,783	03/01/08	3.42
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,545,670	03/01/08	3.42
DETROIT PORTFOLIO	Morgan Guaranty	7.510	44,021,122	06/01/08	3.67
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,633,122	06/01/08	3.67
CHATHAM HILL - 1st	Bank of New York	3.900	20,950,420	07/01/08	3.75
NORTHWOOD - 1st	Bank of New York	3.850	5,792,034	07/01/08	3.75
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,889,615	07/01/08	3.75
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,170,199	10/31/08	4.09
STONE ENDS	Prudential-Fannie Mae	4.530	23,740,467	11/01/08	4.09
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	950,464	11/01/08	4.09
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,013,913	12/01/08	4.17
DEVONSHIRE - 2nd	AMI Capital	6.720	4,828,543	01/01/09	4.26
HERITAGE SQUARE	PW Funding	5.150	6,504,729	07/01/09	4.75
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,791,348	12/01/09	5.17
WILLIAM HENRY	Legg Mason RE	5.310	23,402,314	12/01/09	5.17
CHERRY HILL	Prudential	5.360	5,224,523	01/01/10	5.26
ELMWOOD TERRACE	John Hancock	5.300	21,844,557	01/01/10	5.26
GLEN MANOR	Prudential-Fannie Mae	5.065	6,023,328	01/01/10	5.26
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,613,317	01/01/10	5.26
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,053,763	01/01/10	5.26
SHERRY LAKE	GMAC	5.180	20,198,643	01/01/10	5.26
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	5.59
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	46,255,105	10/01/10	6.01
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,721,614	10/01/10	6.01
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	6.01
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	6.01
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	6.26
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	6.26
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	6.26
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	6.26
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,009,869	04/01/11	6.50
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,392,296	05/01/11	6.59
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	661,406	05/01/11	6.59
LAKE GROVE	Prudential-Fannie Mae	6.540	26,780,155	12/01/11	7.17
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	665,329	02/01/12	7.34
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	924,217	02/01/12	7.34
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,361,997	03/01/12	7.42
APPLE HILL - 2nd	M&T Bank-Freddie Mac	5.470	4,251,614	03/01/12	7.42
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,236,657	03/01/12	7.42
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,526,838	03/01/12	7.42
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,780,394	03/01/12	7.42
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,311,010	03/01/12	7.42
CASTLE CLUB (HP @)	Legg Mason RE	9.550	6,823,717	05/01/12	7.59
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,097,855	05/01/12	7.59
THE COLONIES	Prudential-Fannie Mae	7.110	21,358,489	06/01/12	7.67
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,858,454	07/01/12	7.76
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,662,663	07/01/12	7.76
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,371,888	07/01/12	7.76
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,209,501	07/01/12	7.76
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,062,681	07/01/12	7.76

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,369,767	07/01/12	7.76
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,108,125	07/01/12	7.76
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,955,560	07/01/12	7.76
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,874,291	07/01/12	7.76
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,639,582	07/01/12	7.76
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,811,936	07/01/12	7.76
REGENCY CLUB - 1st	Capri Capital - Fannie	4.840	19,305,050	10/01/12	8.01
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,191,188	05/01/13	8.59
MORNINGSIDE	Morgan Guaranty	6.990	18,173,640	05/01/13	8.59
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	8.92
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,065,285	10/01/13	9.01
DEERFIELD WOODS	GE Financial	7.000	3,144,073	01/01/14	9.26
FALKLAND CHASE	Capri Capital	5.480	15,498,036	04/01/14	9.51
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	15,052,296	10/01/14	10.01
SPRINGWELLS	AMEX/IDS	8.000	10,295,196	07/01/15	10.76
PAVILION - 1st	Capri Capital	8.000	7,757,450	11/01/18	14.10
BONNIE RIDGE - 1st	Prudential	6.600	16,629,667	12/15/18	14.22
BONNIE RIDGE - 2nd	Prudential	6.160	19,678,881	12/15/18	14.22
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,079,305	06/01/19	14.68
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,054,074	06/01/19	14.68
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,844,801	10/01/19	15.01
RAINTREE	Leasehold Mortgage	8.500	1,037,023	04/30/20	15.59
MACOMB MANOR	EF&A Funding	8.630	3,705,687	06/01/21	16.68
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,411,222	01/01/24	19.27
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,605,155	03/01/24	19.43
WOODLEAF	HOC of Montgom Cty	5.080	8,136,300	02/01/27	22.35
BARI MANOR (*)	Wachovia (Servicer)	4.440	3,013,468	10/11/28	24.05
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,334,915	10/11/28	24.05
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	731,811	10/11/28	24.05
SPARTA GREEN (*)	Wachovia (Servicer)	4.440	1,905,223	10/11/28	24.05
OWINGS RUN 1	Reilly Mortgage	8.000	17,173,454	10/01/35	31.02
OWINGS RUN 2	Prudential Huntoon	8.000	14,333,042	06/01/36	31.69
THE VILLAGE AT MARSHFIELD	Capstone Realty (HUD)	5.950	24,504,753	01/01/42	37.28
WTD AVG - FIXED SECURED		**6.36**	1,426,312,458		**7.44**
% OF PORTFOLIO - FIXED			87.8%		
VARIABLE SECURED					
CHATHAM HILL 2nd - L + 150	Bank of New York	3.150	6,550,781	07/01/08	3.75
NORTHWOOD 2nd - L + 150	Bank of New York	3.150	2,713,666	07/01/08	3.75
HAWTHORNE COURT - 90L + 65	PW Funding - Fannie	2.415	38,360,864	07/01/14	9.76
THE HAMPTONS 90L + 65	Prudential-Fannie Mae	2.396	55,818,925	08/01/14	9.84
FALKLAND CHASE - BMA Index	Capri Capital	2.704	24,695,000	10/01/30	26.02
WTD AVG - VARIABLE SECURED		**2.52**	128,139,236		**12.49**
WTD AVG - TOTAL SECURED DEBT		**6.05**	1,554,451,694		**7.77**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily LIBOR + 105	M and T Bank et. al.	2.88	70,500,000	09/01/05	0.92
WTD AVG - COMBINED DEBT		**5.909**	**1,624,951,694**		**7.47**

WTG AVG - TOTAL SECURED DEBT	**6.05**		**7.77**
WTD AVG - TOTAL PORTFOLIO	**5.91**		**7.47**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

AFFORDABLE GENERAL LEDGER PARTNER MINORITY INTEREST PROPERTIES HELD FOR SALE INCLUDED IN DISCONTINUED OPERATIONS:	77,778,117	Various
TOTAL MORTGAGE DEBT	**1,702,729,811**	

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Mansion House (Bryn Mawr)	16
Arbor Crossing	134	Maple Tree	84
Beechwood Gardens	160	Rider Terrace	24
Brook Hill	192	Sherwood House	6
Cedar Glen	110	South Bay Manor	61
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Colony	783
Fairmount	54	The Lakes	434
Gardencrest	60	The Sycamores	185
Glen Brook	177	Wellington Trace	240
Muncy - Holiday Square	23	West Springfield Terrace	244
Kensington	38	Woodmont Village	96
Total Free and Clear Properties:	**24**	**Units:**	**3,477**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2004	6,000,000	6.45	0.42%
2005	16,196,201	7.91	1.14%
2006	49,089,278	7.65	3.44%
2007	189,188,108	5.53	13.26%
2008	192,432,802	6.04	13.49%
2009	48,526,935	5.36	3.40%
2010	257,344,850	6.67	18.04%
2011	163,610,726	6.53	11.47%
2012	164,567,616	6.66	11.54%
2013	159,430,113	6.20	11.18%
2014	33,694,404	5.57	2.36%
2015-2042	146,231,425	6.76	10.26%
TOTAL	**1,426,312,458**	**6.23**	100.00%

Home Properties, Inc.
NAV calculation as of September 30, 2004

Net Asset Value Calculation

Based on properties wholly owned - before FIN 46 adjustment

Cap Rate (after 3% G & A, before capital expenditures)	**7.00%**	**7.25%**	**7.50%**	**7.75%**	**8.00%**
3rd QTR 2004					
Rent	113,237	113,237	113,237	113,237	113,237
Property other income	4,750	4,750	4,750	4,750	4,750
Operating & maintenance expense	(50,372)	(50,372)	(50,372)	(50,372)	(50,372)
Property NOI	67,615	67,615	67,615	67,615	67,615
Adjustment for 3rd QTR acquisitions	635	635	635	635	635
Effective 3rd QTR "run rate"	68,250	68,250	68,250	68,250	68,250
Annualized (3rd qtr = **25.0%** due to seasonality)	272,999	272,999	272,999	272,999	272,999
NOI growth for next 12 months @ 4%	10,920	10,920	10,920	10,920	10,920
Adjusted NOI	283,919	283,919	283,919	283,919	283,919
	-				
Real estate value using above cap rate	4,055,980	3,916,119	3,785,581	3,663,466	3,548,983
Balance sheet adjustments before FIN 46R					
Cash	7,823	7,823	7,823	7,823	7,823
Other assets	78,600	78,600	78,600	78,600	78,600
Less:					
Deferred charges	(9,647)	(9,647)	(9,647)	(9,647)	(9,647)
Intangible	(882)	(882)	(882)	(882)	(882)
Gross value	4,131,874	3,992,013	3,861,475	3,739,360	3,624,877
Less liabilities & perpetual preferred stock	(1,760,263)	(1,760,263)	(1,760,263)	(1,760,263)	(1,760,263)
Net Asset Value	2,371,611	$ 2,231,750	$ 2,101,212	$ 1,979,097	$ 1,864,614
Per share/unit - fully diluted	$ 47.51	$ 44.71	$ 42.10	$ 39.65	$ 37.36
49,914.4 shares					
Economic CAP rate (after cap ex reserve of $525 per unit)	6.45%	6.68%	6.91%	7.14%	7.37%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
The Hamptons	836	FL	$ 70,359	7/7/2004	6.2%	1,091	6	71
Regency Club	372	Sub NYC	$ 36,415	9/24/2004	6.7%	610	85	564
							$	635

Reconciliation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	113,237	4,750	(50,372)
Less results from propeties not wholly owned but consolidated due to FIN 46R	-	-	-
Add back properties classified as discontinued operations still owned at September 30, 2004:	-	-	-
Proper run rate before acquisitions	113,237	4,750	(50,372)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.
[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
[3] These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.
[4] Includes computers, office equipment/ furniture, and maintenance vehicles.
[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.
[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
September 30, 2004 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three and nine-month periods ended September 30, 2004, approximately $131 and $393 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended September 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 951	$ 22	$ 951	$ 22
Major building improvements	965	23	4,549	107	5,514	130
Roof replacements	369	9	716	17	1,085	26
Site improvements	353	8	2,621	62	2,974	70
Apartment upgrades	696	16	7,327	173	8,023	189
Appliances	578	14	648	15	1,226	29
Carpeting/Flooring	1,815	43	1,533	36	3,348	79
HVAC/Mechanicals	535	12	3,767	89	4,302	101
Miscellaneous	238	6	450	11	688	17
Totals	$5,549	$131	$22,562	$532	$28,111	$663

[a]Calculated using the weighted average number of units outstanding, including 39,586 core units, 2003 acquisition units of 730 and 2004 acquisition units of 2,089 for the three-month period ended September 30, 2004.

For the nine-month period ended September 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 2,169	$ 52	$ 2,169	$ 52
Major building improvements	2,841	68	11,470	276	14,311	344
Roof replacements	1,086	26	1,516	36	2,602	62
Site improvements	1,040	25	5,954	143	6,994	168
Apartment upgrades	2,049	49	19,048	458	21,097	507
Appliances	1,703	41	1,474	35	3,177	76
Carpeting/Flooring	5,344	128	2,641	63	7,985	191
HVAC/Mechanicals	1,574	38	8,927	215	10,501	253
Miscellaneous	698	18	1,871	45	2,569	63
Totals	$16,335	$393	$55,070	$1,323	$71,405	$1,716

[a]Calculated using the weighted average number of units outstanding, including 39,586 core units, 2003 acquisition units of 730 and 2004 acquisition units of 1,295 for the nine-month period ended September 30, 2004.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended September 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$5,180	$131	$21,702	$ 548	$26,882	$ 679
2004 Acquisition Communities	273	131	718	344	991	475
2003 Acquisition Communities	96	131	142	194	238	325
Sub-total	5,549	131	22,562	532	28,111	663
2004 Disposed Communities	8	131	-	-	8	131
Corporate office expenditures[1]	-	-	-	-	1,091	-
	$5,557	$131	$22,562	$ 532	$29,210	$ 661

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the nine-month period ended September 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$15,540	$393	$53,425	$1,350	$68,965	$1,743
2004 Acquisition Communities	508	393	1,351	1,044	1,859	1,437
2003 Acquisition Communities	287	393	294	401	581	794
Sub-total	16,335	393	55,070	1,323	71,405	1,716
2004 Disposed Communities	171	393	404	925	576	1,317
Corporate office expenditures[1]	-	-	-	-	2,158	-
	$16,506	$393	$55,474	$1,319	$74,139	$1,712

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Third Quarter 9/30/04	Third Quarter 9/30/03	Change	Year to Date 9/30/04	Year to Date 9/30/03	Change
Net Operating Income	$62,274	$61,115	1.9%	$179,530	$175,609	2.2%
Less: Non-recurring Cap Ex @ 9%	(1,953)	-	-	(4,808)	-	-
Adjusted Net Operating Income	$60,321	$61,115	(1.3%)	$174,722	$175,609	(0.5%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 9% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
September 30, 2004 Supplemental Information

Consolidation Summary of the Balance Sheet as of September 30, 2004
(in thousands, except share and per share data)

	September 30, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	September 30, 2004 (as reported)
ASSETS			
Real estate:			
Land	$ 407,357		$ 407,357
Buildings, improvements and equipment	2,656,669		2,656,669
Real estate held for sale or disposal, net	-	79,607	79,607
	3,064,026	79,607	3,143,633
Less: accumulated depreciation	(390,757)	-	(390,757)
Real estate, net	2,673,269	79,607	2,752,876
Cash and cash equivalents	7,823	444	8,267
Cash in escrows	39,917	4,548	44,465
Accounts receivable	5,125	775	5,900
Prepaid expenses	20,322	(194)	20,128
Investment in and advances to affiliates	663	(636)	27
Deferred charges	9,647	3,886	13,533
Other assets	2,926	18	2,944
Total assets	$2,759,692	$ 88,448	$2,848,140
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$1,554,452	$ 77,778	$1,632,230
Line of credit	70,500	-	70,500
Accounts payable	22,638	1,480	24,118
Accrued interest payable	7,532	1,337	8,869
Accrued expenses and other liabilities	22,020	609	22,629
Security deposits	23,121	562	23,683
Total liabilities	1,700,263	81,766	1,782,029
Commitments and contingencies			
Minority interest	309,291	7,003	316,294
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at September 30, 2004	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at September 30, 2004	25,000	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 33,485,955 shares issued and outstanding at September 30, 2004	335	-	335
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	838,532	-	838,532
Accumulated other comprehensive income (loss)	(544)	-	(544)
Distributions in excess of accumulated earnings	(173,107)	(321)	(173,428)
Officer and director notes for stock purchases	(78)	-	(78)
Total stockholders' equity	750,138	(321)	749,817
Total liabilities and stockholders' equity	$2,759,692	$ 88,448	$2,848,140

Home Properties, Inc.
September 30, 2004 Supplemental Information

2004 Earnings Guidance	Actual	Actual	Actual		
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
FFO per share as reported - **2004 guidance**	$0.615	$0.719	$0.563	$.71 - $.74	$2.607 - $2.637
Midpoint of guidance				$0.725	$2.622
Operating FFO per share - **2004 guidance** (1)	$0.615	$0.741	$0.762	$.71 - $.74	$2.828 - $2.858
Midpoint of guidance				$0.725	$2.843
FFO per share - **2003 actual**	$0.598	$0.746	$0.779	$0.643	$2.774
Improvement projected comparing 2004 Operating FFO to 2003 actual FFO	2.8%	-0.7%	-2.2%	12.8%	2.5%

(1) **Operating FFO** excludes real estate impairment charges, consistent with 2003 NAREIT definition

Assumptions for mid-point of guidance:					
Same store rental growth (after concessions and bad debts)				2.7%	3.5%
Same store expense growth				4.3%	6.2%
Same store NOI growth				2.0%	2.1%
Same store 2004 economic occupancy	93.5%	93.7%	92.8%	92.5%	93.1%
Same store 2003 economic occupancy	91.1%	92.6%	93.4%	93.3%	92.6%
Difference in occupancy	2.4%	1.1%	-0.6%	-0.8%	0.5%
Acquisition pace	$141 million	$0 million	$107 million	$20 million	$268 million
Disposition pace	$0 million	$9 million	$18 million	$67 million	$94 million

Reconciliation of third quarter midpoint of guidance to actual results:

Third quarter guidance	$	0.785
Property revenue	$	(0.010)
Property utility costs	$	(0.009)
Excess Sarbanes-Oxley 404 costs in G & A	$	(0.004)
Third quarter **Operating FFO** as reported	$	0.762

Reconciliation of current fourth quarter midpoint of guidance to previous guidance:

Fourth quarter midpoint of FFO guidance as of August 4, 2004	$	0.745
Property revenue	$	(0.005)
Property utility costs	$	(0.005)
Excess Sarbanes-Oxley 404 costs in G & A	$	(0.007)
Increase in disposition activity from $39 million to $67 million	$	(0.003)
Fourth quarter midpoint of FFO guidance as of November 4, 2004	$	0.725

2005 Earnings Guidance

FFO per share	$2.83 - $2.97
Acquisition pace	$250 million